CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2008 JUL -8 A 9:

Our Ref: CSA/CPA6/5(e)

27th June 2008

[redacted]

08003661

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith copies of the Company's announcements published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 26th June 2008 and 27th June 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
JUL 10 2008
THOMSON REUTERS

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 7/9

AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Joint Announcement

Continuing Connected Transactions

Reference is made to the joint announcement dated 8th June 2006 issued by Air China and Cathay Pacific in respect of the Operating Agreement entered into between Air China and Cathay Pacific on 8th June 2006. The Operating Agreement provided for the parties to it to cooperate in various operational areas. That cooperation has developed since entry into the Operating Agreement. In part as a reflection of that cooperation, Air China and Cathay Pacific entered into a Framework Agreement on 26th June 2008 in respect of Relevant Agreements between Air China Group and Cathay Pacific Group. The Framework Agreement applies to Transactions under Relevant Agreements in the three years ending on 31st December 2010.

As Air China is a substantial shareholder and therefore a connected person of Cathay Pacific, the Transactions constitute continuing connected transactions for Cathay Pacific under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

As Cathay Pacific is a substantial shareholder and therefore a connected person of Air China, the Transactions constitute continuing connected transactions for Air China under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

Framework Agreement dated 26th June 2008

Parties: (1) Air China
(2) Cathay Pacific

Background and Particulars

Reference is made to the joint announcement dated 8th June 2006 issued by Air China and Cathay Pacific in respect of the Operating Agreement entered into between Air China and Cathay Pacific on 8th June 2006. The Operating Agreement provided for the parties to it to cooperate in various operational areas. That cooperation has developed since entry into the Operating Agreement. In part as a reflection of that cooperation, Air China and Cathay Pacific entered into a Framework Agreement on 26th June 2008 in respect of Relevant Agreements between Air China Group and Cathay Pacific Group.

As Air China is a substantial shareholder and therefore a connected person of Cathay Pacific, the Transactions constitute continuing connected transactions for Cathay Pacific under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

As Cathay Pacific is a substantial shareholder and therefore a connected person of Air China, the Transactions constitute continuing connected transactions for Air China under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

The Framework Agreement provides the framework under which Relevant Agreements between members of Air China Group on the one hand and members of Cathay Pacific Group on the other hand are entered into, renewed and extended.

Relevant Agreements comprise the Joint Operating Services Agreement and any other agreements between members of the Air China Group on the one hand and members of the Cathay Pacific Group on the other hand in respect of the Transactions.

The Transactions are transactions between members of Air China Group on the one hand and members of Cathay Pacific Group on the other hand arising from joint venture arrangements for the operation of passenger air transportation, code sharing arrangements, interline arrangements, aircraft leasing, frequent flyer programmes, the provision of airline catering, ground support and engineering services and other services agreed to be provided and other transactions agreed to be undertaken under the Framework Agreement.

The Framework Agreement applies to Transactions undertaken under Relevant Agreements during the three years ending on 31st December 2010 and shall expire on that date. However, it shall be renewed for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

The terms of the Framework Agreement have been arrived at after negotiations on an arm's length basis on normal commercial terms and are consistent with normal business practices. A party may terminate the Framework Agreement with immediate effect by notice to the other party in the event of material default by that other party or that other party's insolvency.

The annual caps

The annual caps for the Transactions have been determined by reference to the forecast payments in respect of the Transactions made by Air China Group to Cathay Pacific Group, and by Cathay Pacific Group to Air China Group, in the 3 years ending 31st December 2010 and the projections of Air China Group and Cathay Pacific Group in respect of their fleet sizes, annual aircraft utilisation and other operating parameters, taking into account:

(a) the growth of Air China's aircraft fleet (with 24 passenger aircraft scheduled for delivery in 2008) and passenger numbers (which recorded a 9.7% growth in 2007); and

(b) the growth of Cathay Pacific Group's aircraft fleet (with 36 passenger aircraft under firm orders from 2008 to 2012) and passenger numbers (which recorded a 4.3% growth in 2007).

The Air China Directors estimate that the amounts payable by Cathay Pacific Group to Air China Group, and payable by Air China Group to Cathay Pacific Group, in respect of the Transactions for the 3 years ending 31st December 2010 will not exceed the annual caps set out below.

The Cathay Pacific Directors estimate that the amounts payable by Air China Group to Cathay Pacific Group, and payable by Cathay Pacific Group to Air China Group, in respect of the Transactions for the 3 years ending 31st December 2010 will not exceed the annual caps set out below.

Payable by Air China Group to Cathay Pacific Group:

	2008	2009	2010
(HK$ million)	Cap	Cap	Cap
Transactions	900	900	900

Payable by Cathay Pacific Group to Air China Group:

	2008	2009	2010
(HK$ million)	Cap	Cap	Cap
Transactions	900	900	900

Air China and Cathay Pacific estimate that, within the annual caps above, the annual amounts payable by Air China Group to Cathay Pacific Group and the annual amounts payable by Cathay Pacific Group to Air China Group for the 3 years ending 31st December 2010 in passenger air transportation cooperation, aircraft leasing, and the provision of airline catering and ground support services will not exceed HK$300 million, HK$250 million and HK$215 million respectively, and the annual amounts for the other transactions entered into under the Framework Agreement will not exceed HK$135 million.

Reasons for, and benefits of, the Transactions

The cooperation between Air China Group and Cathay Pacific Group will further the development of Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for Mainland China and will enable Air China Group and Cathay Pacific Group to optimise the allocation of their operating resources.

Connection between the parties

Air China, by virtue of its 17.5% shareholding in Cathay Pacific, is a substantial shareholder and therefore a connected person of Cathay Pacific under the Listing Rules.

Cathay Pacific, by virtue of its 18.1% shareholding in Air China, is a substantial shareholder and therefore a connected person of Air China under the Listing Rules.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for each of Air China and Cathay Pacific and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

Each of Air China and Cathay Pacific will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual caps are exceeded, when the Framework Agreement is renewed or when there is a material change to its terms.

Opinion of the directors

The Air China Directors, including the independent non-executive directors, consider that the terms of the Framework Agreement are fair and reasonable and in the interests of Air China and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to Cathay Pacific than those which Air China would offer to parties which are not connected persons (as defined under the Listing Rules) of Air China.

The Cathay Pacific Directors, including the independent non-executive directors, consider that the terms of the Framework Agreement are fair and reasonable and in the interests of Cathay Pacific and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to Air China than those which Cathay Pacific would offer to parties which are not connected persons (as defined under the Listing Rules) of Cathay Pacific.

Directors of Air China

As at the date of this announcement, the Air China Directors are:

Non-Executive Directors: Kong Dong (Chairman), Wang Shixiang, Yao Weiting, Ma Xulun, Christopher Pratt, Philip Chen;
Executive Directors: Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick Henry, Wu Zhipan, Zhang Ke and Jia Kang.

Directors of Cathay Pacific

As at the date of this announcement, the Cathay Pacific Directors are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Air China"	Air China Limited, a company incorporated in the People's Republic of China, whose H shares are listed on the Stock Exchange as its primary listing venue and on the Official List of the UK Listing Authority as its secondary listing venue, and whose A shares are listed on the Shanghai Stock Exchange. The principal activity of Air China is the operation of scheduled airline services.
"Air China Directors"	The directors of Air China.
"Air China Group"	Air China and its subsidiaries.
"Cathay Pacific"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services.
"Cathay Pacific Directors"	The directors of Cathay Pacific.
"Cathay Pacific Group"	Cathay Pacific and its subsidiaries, including Dragonair.

"Dragonair"	Hong Kong Dragon Airlines Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of scheduled airline services.
"Framework Agreement"	The framework agreement dated 26th June 2008 between Air China and Cathay Pacific under which a framework is provided for entry into the Relevant Agreements.
Joint Operating Services Agreement	The agreement dated 19th October 2007 between Air China, Cathay Pacific and Dragonair for the joint venture operation of passenger air transportation services between Hong Kong on the one hand and Beijing and certain other Mainland China destinations on the other hand.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Operating Agreement"	The operating agreement dated 8th June 2006 between Air China and Cathay Pacific pursuant to which Air China and Cathay Pacific have agreed to co-operate in various operational areas.
"Relevant Agreements"	The Joint Operating Services Agreement and any other agreements between members of the Air China Group on the one hand and members of the Cathay Pacific Group on the other hand in respect of the Transactions.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Transactions"	Transactions between members of Air China Group on the one hand and members of Cathay Pacific Group on the other hand arising from joint venture arrangements for the operation of passenger air transportation, code sharing arrangements, interline arrangements, aircraft leasing, frequent flyer programmes, the provision of airline catering, ground support and engineering services and other services agreed to be provided and other transactions agreed to be undertaken under the Framework Agreement.

By order of the Board of
Air China Limited
Huang Bin Li Man Kit
Joint Company Secretaries
Beijing, 26th June 2008

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 26th June 2008

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Announcement
Plea Agreement with United States Department of Justice

Cathay Pacific Airways Limited ("Cathay Pacific") has entered into a plea agreement with the United States Department of Justice ("DOJ") in connection with its ongoing investigation relating to the air cargo services of a number of carriers involved in the international air cargo industry. Under the plea agreement, Cathay Pacific has agreed to plead guilty to a one-count violation of the United States Sherman Act relating to its air cargo business and to pay a fine of US$60 million. This will bring to an end the DOJ investigation of Cathay Pacific's cargo operations. The fine will be taken into account in Cathay Pacific's interim results for the six months ending on 30th June 2008 to be announced on 6th August 2008.

Cathay Pacific announces that it has entered into a plea agreement with the DOJ in connection with its ongoing investigation relating to the air cargo services of a number of carriers involved in the international air cargo industry. Under the plea agreement, Cathay Pacific has agreed to plead guilty to a one-count violation of the United States Sherman Act relating to its air cargo business and to pay a fine of US$60 million. This will bring to an end the DOJ investigation of Cathay Pacific's cargo operations. The fine will be taken into account in Cathay Pacific's interim results for the six months ending on 30th June 2008 to be announced on 6th August 2008.

As part of its investigation into the air cargo industry around the world, DOJ has asserted that certain air cargo practices by Cathay Pacific and other air carriers operating out of Hong Kong were contrary to US law. Cathay Pacific has cooperated fully with DOJ throughout the course of its investigation and will continue to do so. Cathay Pacific has carefully considered all applicable factors and concluded that entering into the plea agreement at this time presents the best resolution to the investigation.

In acknowledging the terms of the plea agreement, Cathay Pacific wishes to emphasise that its staff have at all times acted in compliance with Hong Kong law. Cathay Pacific has always endeavoured to comply fully with all Hong Kong laws and those of every jurisdiction in which it operates. Unfortunately, in this instance, some of its actions relating to shipments from Hong Kong to the United States conflicted with United States antitrust laws, and Cathay Pacific very much regrets this. Cathay

Pacific is committed to its long-standing policy of full compliance with the law and is satisfied that it has taken the best possible corrective actions to remain consistent with this policy.

Cathay Pacific will continue to cooperate with DOJ and regulators in other jurisdictions in their respective investigations and will continue to vigorously defend itself as applicable.

Cathay Pacific has established a dedicated Competition Compliance Office to ensure that Cathay Pacific's procedures and policies continue to comply with antitrust and competition laws around the world.

This announcement is issued by Cathay Pacific pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors of Cathay Pacific

As at the date of this announcement, the Directors of Cathay Pacific are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 26th June 2008

END